SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the CNV, Mercado Electrónico Abierto S.A. and Buenos Aires Stock Exchange dated February 3, 2023

TRANSLATION

City of Buenos Aires, February 3, 2023

To the

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: Changes in the First Level Organizational Structure of YPF.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and Article 23, Chapter VI of the ByMA Listing Regulations, to inform you that the Board of Directors of YPF S.A. at its meeting held on February 3, 2023, resolved to modify the First Level organizational structure through:

I. The reconversion of the Vice Presidency of Services, headed by Mr. Mauricio Martín, into the Vice Presidency of Digital Technologies and Transversal Solutions, incorporating the functions of Digital Technologies within its tasks, and

II. The dissolution of the Vice Presidency of Digital Technologies, with Mr. Sergio Fernandez Mena ceasing to serve as Vice President.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 3, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer